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EXHIBIT 99.8

SUPPLEMENTAL RESERVES INFORMATION

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, "Extractive Activities – Oil and Gas."

References in tables in this Exhibit to "Consolidated Entities" relate to Talisman Energy Inc. and the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Effective January 1, 2013, the Company adopted International Financial Reporting Standards ("IFRS") 11 Joint Arrangements which requires Talisman to account for its investments in Talisman Sinopec Energy UK Limited ("TSEUK") and Equion Energía Limited ("Equion") using the equity method of accounting. References in tables in this exhibit to "Share of Equity Investees" relates to Talisman's 51% equity interest in TSEUK and Talisman's 49% equity interest in Equion respectively.

Unless the context indicates otherwise, references in this Exhibit 99.8 to "Talisman" or the "Company" include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc., partnership interests held by Talisman Energy Inc. and its subsidiaries, and also include Talisman's equity interests in TSEUK and Equion. Such use of "Talisman" or the "Company" to refer to these other legal entities, partnership interests and equity interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose

Note that the numbers in each column of the tables throughout this Exhibit may not add due to rounding.

Please refer to the Advisories and Abbreviations section at the end of this Exhibit.

Reserves Estimates

Summary of Oil and Gas Reserves as of Fiscal Year-End Based on Average Fiscal Year Prices

The following table sets forth Talisman's estimates of its proved developed, proved undeveloped and total proved reserves as at December 31, 2013. The reserves estimates included in this table were prepared using the standards of the US Securities and Exchange Commission ("SEC"), which requires that proved reserves be estimated using existing economic conditions. The price used for calculating reserves is an unweighted arithmetic average of the historic first-day-of-the-month price for each month within the completed 12-month period unless the prices are defined by contractual obligations (excluding escalations based on future conditions).

Year ended December 31, 2013	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

CONSOLIDATED ENTITIES

Oil and Natural Gas Liquids (mmbbls)

North America

Canada	54.8	5.2	60.0

United States	16.1	22.7	38.8

North Sea(6)

Norway	6.9	3.8	10.7

Southeast Asia

Indonesia	4.8	1.8	6.6

Malaysia	8.9	1.6	10.5

Australia	1.8	–	1.8

Vietnam	10.3	–	10.3

Latin America

Colombia(6)	2.3	–	2.3

Other

Algeria	10.3	1.9	12.2

Total	116.2	37.0	153.2

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       1

Year ended December 31, 2013	Net(4) Proved(1) Developed(2)(5)	Net(4) Proved(1) Undeveloped(3)(5)	Net(4) Total Proved(1)(5)

Natural Gas (bcf)

North America

Canada	760.6	358.6	1,119.2

United States	821.6	830.1	1,651.7

North Sea(6)

Norway	7.6	10.1	17.7

Southeast Asia

Indonesia	632.4	257.6	890.0

Malaysia	107.0	24.9	131.9

Australia	–	–	–

Vietnam	7.1	–	7.1

Latin America

Colombia(6)	–	–	–

Other

Algeria	–	–	–

Total	2,336.3	1,481.3	3,817.6

SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

North Sea (TSEUK)	60.5	15.0	75.5

Latin America (Equion)	8.3	2.6	10.9

Total	68.8	17.6	86.4

Natural Gas (bcf)

North Sea (TSEUK)	6.0	26.2	32.2

Latin America (Equion)	58.4	–	58.4

Total	64.4	26.2	90.6

PROVED RESERVES OF CONSOLIDATED ENTITIES AND SHARE OF RESERVES OF EQUITY INVESTEES

Oil and Natural Gas Liquids (mmbbls)

Total	185.0	54.6	239.6

Natural Gas (bcf)

Total	2,400.7	1,507.5	3,908.2

1)
"Proved" reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation.

2)
"Proved Developed" reserves are those reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Additional oil and gas expected to be obtained through installed extraction equipment and infrastructure operational at the time of the reserves estimate are included as proved developed reserves.

3)
"Proved Undeveloped" reserves are those reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells for which a relatively major expenditure is required for recompletion. Inclusion of reserves on undrilled acreage is limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

4)
"Net" reserves are the reserves of Talisman, after deduction of estimated royalty burdens and including royalty interests.

5)
Interests of various governments, other than working interests or income taxes, are accounted for as royalties. Royalties are reflected in net reserves using effective rates over the life of the contract.

6)
Does not include reserves related to Talisman's investments in TSEUK and Equion, shown separately under "Share of Reserves of Equity Investees" in this table.

Talisman does not file estimates of its total oil and gas reserves with any US agency or federal authority other than the SEC and the US Energy Information Administration.

2       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Reserves Reconciliations

The following tables reflect activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes.

Continuity of Net Proved Reserves

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

CONSOLIDATED ENTITIES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	–	18.9	447.6

Discoveries, additions and extensions	2.1	13.7	(4.1)	2.3	0.4	9.7	–	(0.9)	23.2

Purchase of reserves	–	0.6	–	–	–	–	15.1	–	15.7

Sale of reserves	(0.3)	–	–	–	–	–	–	–	(0.3)

Revisions to previous estimates	(3.5)	0.3	10.4	7.2	4.1	0.5	–	(0.1)	18.9

2011 Production	(6.3)	(0.5)	(25.2)	(10.0)	(1.8)	(5.5)	(2.3)	(2.4)	(54.0)

Proved reserves at December 31, 2011	62.0	17.3	245.0	52.7	15.5	30.3	12.8	15.5	451.1

Discoveries, additions and extensions	10.3	11.4	9.4	(26.2)	0.2	1.5	0.2	(0.9)	5.9

Purchase of reserves	–	–	–	–	–	1.1	–	–	1.1

Sale of reserves	(11.8)	–	(114.5)	(2.7)	(1.1)	–	–	–	(130.1)

Revisions to previous estimates	5.1	(1.5)	(121.4)	(2.1)	(2.0)	1.5	(12.8)	0.2	(133.0)

2012 Production	(5.7)	(2.5)	(18.5)	(7.2)	(2.1)	(7.2)	(0.1)	(1.9)	(45.2)

Proved reserves at December 31, 2012	59.9	24.7	–	14.5	10.5	27.2	0.1	12.9	149.8

Discoveries, additions and extensions	5.8	23.2	–	0.0	–	2.9	2.1	–	34.0

Purchase of reserves	0.1	–	–	–	–	–	–	–	0.1

Sale of reserves	(1.0)	–	–	–	–	–	–	–	(1.0)

Revisions to previous estimates	–	(4.2)	–	1.2	(2.5)	(0.3)	0.4	1.1	(4.3)

2013 Production(1)	(4.8)	(4.9)	–	(5.0)	(1.4)	(7.2)	(0.3)	(1.8)	(25.4)

Proved reserves at December 31, 2013	60.0	38.8	–	10.7	6.6	22.6	2.3	12.2	153.2

Proved developed

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	–	9.8	335.5

December 31, 2011	59.9	7.3	201.9	17.0	9.9	19.0	6.7	9.0	330.7

December 31, 2012	55.8	10.3	–	8.4	7.0	15.0	8.8	7.6	112.9

December 31, 2013	54.8	16.1	–	6.9	4.8	21.0	2.3	10.3	116.2

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	–	4,210.8

Discoveries, additions and extensions	251.1	799.4	(0.2)	4.6	36.1	9.2	–	–	1,100.2

Purchase of reserves	–	3.6	–	–	–	–	93.5	–	97.1

Sale of reserves	(165.5)	–	–	–	–	–	–	–	(165.5)

Revisions to previous estimates	3.5	66.8	(1.4)	(1.3)	(94.1)	(13.0)	0.2	–	(39.3)

2011 Production	(150.9)	(141.9)	(3.5)	(15.3)	(104.0)	(33.2)	(10.2)	–	(459.0)

Proved reserves at December 31, 2011	1,292.7	1,985.8	18.7	67.6	1,107.2	188.8	83.5	–	4,744.3

Discoveries, additions and extensions	65.4	(550.0)	35.6	17.1	0.3	2.7	–	–	(428.9)

Purchase of reserves	–	–	–	–	–	1.9	–	–	1.9

Sale of reserves	(97.2)	–	(20.3)	–	(9.1)	–	–	–	(126.6)

Revisions to previous estimates	(101.4)	66.0	(32.1)	(42.0)	(3.9)	7.5	(83.5)	–	(189.4)

2012 Production	(137.2)	(176.8)	(1.9)	(9.6)	(99.8)	(32.3)	–	–	(457.6)

Proved reserves at December 31, 2012	1,022.3	1,325.0	–	33.1	994.7	168.6	–	–	3,543.7

Discoveries, additions and extensions	151.7	459.8	–	0.0	6.5	3.3	–	–	621.3

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       3

	Canada	US	UK	Norway	Indonesia	Other Southeast Asia	Latin America	Other	Total

Purchase of reserves	4.0	–	–	–	–	–	–	–	4.0

Sale of reserves	(14.6)	–	–	–	–	–	–	–	(14.6)

Revisions to previous estimates	65.8	26.3	–	(12.3)	(10.2)	(7.1)	–	–	62.5

2013 Production(1)	(110.0)	(159.4)	–	(3.1)	(101.0)	(25.8)	–	–	(399.3)

Proved reserves at December 31, 2013	1,119.2	1,651.7	–	17.7	890.0	139.0	–	–	3,817.6

Proved developed

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	–	2,642.5

December 31, 2011	936.5	814.7	18.2	63.1	688.5	149.7	62.3	–	2,733.0

December 31, 2012	712.3	839.6	–	13.8	591.5	125.3	–	–	2,282.5

December 31, 2013	760.6	821.6	–	7.6	632.4	114.1	–	–	2,336.3

	UK (TSEUK)	Latin America (Equion)	Total

SHARE OF RESERVES OF EQUITY INVESTEES(2)

Oil and Liquids (mmbbls)

Total Proved

Proved reserves at December 31, 2010	–	–	–

Discoveries, additions and extensions	–	–	–

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	–	–	–

2011 Production	–	–	–

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	3.7	3.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	99.8	12.9	112.7

2012 Production	(0.4)	(3.2)	(3.6)

Proved reserves at December 31, 2012	99.4	13.4	112.8

Discoveries, additions and extensions	2.0	0.4	2.4

Purchase of reserves	8.5	–	8.5

Sale of reserves	–	–	–

Revisions to previous estimates	(27.6)	–	(27.6)

2013 Production(1)	(6.8)	(2.9)	(9.7)

Proved reserves at December 31, 2013	75.5	10.9	86.4

Proved developed

December 31, 2010	–	–	–

December 31, 2011	–	–	–

December 31, 2012	84.0	8.8	92.8

December 31, 2013	60.5	8.3	68.8

4       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	UK (TSEUK)	Latin America (Equion)	Total

Natural Gas (bcf)

Total Proved

Proved reserves at December 31, 2010	–	–	–

Discoveries, additions and extensions	–	–	–

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	–	–	–

2011 Production	–	–	–

Proved reserves at December 31, 2011	–	–	–

Discoveries, additions and extensions	–	(9.6)	(9.6)

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	33.0	87.3	120.3

2012 Production	(0.0)	(11.5)	(11.5)

Proved reserves at December 31, 2012	33.0	66.2	99.2

Discoveries, additions and extensions	1.4	4.3	5.7

Purchase of reserves	–	–	–

Sale of reserves	–	–	–

Revisions to previous estimates	(1.6)	(0.4)	(2.0)

2013 Production(1)	(0.6)	(11.7)	(12.3)

Proved reserves at December 31, 2013	32.2	58.4	90.6

Proved developed

December 31, 2010	–	–	–

December 31, 2011	–	–	–

December 31, 2012	8.2	66.2	74.4

December 31, 2013	6.0	58.4	64.4

1)
2013 Production numbers reflect the best estimate of calendar year production and do not include out of period accounting adjustments.

2)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

The narrative in the remainder of this subsection references a total of consolidated entities and Talisman's share of equity investees on a combined oil and natural gas liquids and natural gas or barrels of oil equivalent (boe) basis.

Discussion of Continuity of Net Proved Reserves

In 2013, the Company replaced 121% of production with proved reserves increases on a boe basis. The reserves increase totaled 125.3 mmboe compared to production of 103.7 mmboe, primarily as a result of additions. Additions from the US and Canada were 99.9 and 31.0 mmboe, respectively. The Company's negative revision of 17.8 mmboe was related to its equity investment in TSEUK. Buchan had a reduction in field life due to operational issues. Ross and Blake had reductions in field life due to operational issues including the shared Bleoholm FPSO, while Auk and Tartan had reductions due to economic factors. The combination of acquisitions and divestments provided a net increase of 5.8 mmboe. As a result of these changes during 2013, the Company grew proved reserves from 869.6 mmboe to 891.2 mmboe.

Proved Undeveloped Reserves

Talisman's proved undeveloped reserves related to its consolidated entities and its share of equity investees were 54.6 mmbls of oil and natural gas liquids and 1507.5 bcf of natural gas as at December 31, 2013, a decrease of 11.1 mmbls and an increase of

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       5

221.6 bcf, respectively, compared to year-end 2012. The following table and subsequent discussion reflects the changes to the gross proved undeveloped reserves during the year ended December 31, 2013.

	Oil and Natural Gas Liquids (mmbls)	Natural Gas (bcf)	Total BOE (mmbls)

CONSOLIDATED ENTITIES

Proved Undeveloped Reserves at December 31, 2012	45.6	1,261.2	255.8

Discoveries, Additions and Extensions	17.8	505.6	102.1

Purchase of Reserves	0.0	0.0	0.0

Sale of Reserves	(0.2)	(0.2)	(0.3)

Revisions to previous estimates	(3.4)	2.4	(2.9)

Conversion to Proved Developed Reserves	(22.8)	(287.7)	(70.7)

Proved Undeveloped Reserves at December 31, 2013	37.0	1,481.3	284.0

SHARE OF EQUITY INVESTEES

Proved Undeveloped Reserves at December 31, 2012	20.1	24.8	24.2

Discoveries, Additions and Extensions	2.1	1.4	2.4

Purchase of Reserves	0.3	0.0	0.3

Sale of Reserves	0.0	0.0	0.0

Revisions to previous estimates	(1.0)	0.2	(0.9)

Conversion to Proved Developed Reserves	(3.9)	(0.2)	(4.0)

Proved Undeveloped Reserves at December 31, 2013	17.6	26.2	22.0

The Company developed 27% of proved undeveloped reserves in 2013. On a total proved undeveloped reserves basis, 74.7 mmboe were converted out of a starting balance of 280.0 mmboe. Talisman spent approximately $548 million in 2013 to develop its proved undeveloped reserves. Major areas for conversion were several projects in Indonesia, Appalachia and Eagle Ford in the US, and HST/HSD in Vietnam.

Talisman also had total discoveries, additions, and extensions of 104.5 mmboe. Major areas for additions were Appalachia and Eagle Ford in the US and Canada. All of Talisman's proved undeveloped reserves as at December 31, 2013 are scheduled for development within five years of original booking, except for the special circumstances described below. Undeveloped reserves are booked only when all criteria including technical, commercial, and development plans were met. Talisman reviews the economics of its properties containing undeveloped reserves using evaluation techniques commonly accepted in the industry, fully compliant with all regulations, and also with its own pricing and economic assumptions. Through this active management process, Talisman selects some properties for further development activities while others are held in abeyance, sold, or swapped. Actual timing of the development of undeveloped reserves is based on various factors including economic conditions, technical performance and capital availability and allocation of necessary resources.

As of December 31, 2013 the only material proved undeveloped reserves that were five years or older were in Indonesia (58 mmboe), Malaysia (6 mmboe) and UK (3 mmboe). The Indonesian and Malaysian undeveloped gas reserves will be developed as needed in the next five years to meet gas deliverability requirements for existing gas contracts. The UK undeveloped oil reserves are located in new offshore projects that are underway and where significant capital has already been spent.

Talisman booked certain of its proved undeveloped reserves in North America, in fields where there exists reliable technology that established reasonable certainty of economic producibility at distances greater than directly offsetting development spacing. Talisman utilized a combination of 3D seismic, core analysis, borehole logs, well tests, production history and numerical simulation in order to attain the reasonable certainty required to book proved undeveloped reserves.

6       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Discounted Future Net Cash Flows

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs, and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year-end using existing tax and cost pools. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the US Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

The standardized measure of discounted future net cash flows was prepared using the following prices:

Average Prices	2013	2012	2011

CONSOLIDATED ENTITIES(4)

Crude oil & liquids (US$/bbl)

Canada(1)	56.17	61.51	76.79

US(1)	63.10	73.76	74.91

UK	–	–	111.01

Norway	100.67	103.21	108.34

Indonesia	90.67	102.57	111.89

Other Southeast Asia(2)	112.68	115.83	112.11

Latin America	97.52	90.00	–

Other(3)	106.60	108.59	108.69

Total	78.79	88.18	104.26

Natural gas (US$/mcf)

Canada	3.12	2.48	3.92

US	3.67	2.81	4.19

UK	–	–	6.51

Norway	10.04	6.78	7.25

Indonesia	9.34	8.31	7.64

Other Southeast Asia(2)	7.14	7.78	7.61

Latin America	–	–	3.65

Other(3)	–	–	–

Total	5.25	4.86	5.27

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       7

Average Prices	2013	2012

SHARE OF EQUITY INVESTEES(4)

Crude oil & liquids (US$/bbl)

UK (TSEUK)	107.78	111.19

Latin America (Equion)	98.52	104.36

Total Share of Equity Investees	106.35	110.21

Natural gas (US$/mcf)

UK (TSEUK)	8.59	7.75

Latin America (Equion)	3.56	4.09

Total Share of Equity Investees	5.13	5.13

1)
The price for Talisman's crude oil and liquids in North America is lower than other oil prices as it is a heavier grade and includes more lower priced natural gas liquids.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2013	2012	2011

WTI (US$/bbl)	96.94	94.71	96.19

Dated Brent (US$/bbl)	108.02	111.13	110.96

HH gas (US$/mmbtu)	3.66	2.76	4.12

AECO-C (C$/GJ)	2.95	2.23	3.57

US$/C$	0.97	1.00	1.01

US$/£	1.56	1.59	1.61

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SE Asia/ Aust(2)	Latin America	Other(3)	Total

CONSOLIDATED ENTITIES

2013

Future Cash Inflows(1)	6,952	8,583	–	1,249	8,857	3,548	223	1,288	30,700

Future Costs

Transportation	(278)	(417)	–	(59)	(405)	(2)	(32)	(31)	(1,224)

Production	(2,960)	(2,186)	–	(629)	(999)	(1,376)	(81)	(239)	(8,470)

Development and Site Restoration	(1,595)	(2,046)	–	(1,202)	(527)	(372)	(21)	(43)	(5,806)

Future costs	(4,833)	(4,649)	–	(1,890)	(1,931)	(1,750)	(134)	(313)	(15,500)

Future Inflows before Income taxes	2,119	3,934	–	(641)	6,926	1,798	89	975	15,200

Future Income & Production revenue taxes	(19)	–	–	1,565	(2,911)	(519)	–	(306)	(2,190)

Net cash flows	2,100	3,934	–	924	4,015	1,279	89	669	13,010

Less 10% annual discount for estimated timing of cash flows	(547)	(1,604)	–	(821)	(1,347)	(200)	(20)	(155)	(4,694)

Discounted cash flows	1,553	2,330	–	103	2,668	1,079	69	514	8,316

8       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

December 31 ($ millions)	Canada	US	UK	Norway	Indonesia	Other SE Asia/ Aust(2)	Latin America	Other(3)	Total

2012

Future Cash Inflows(1)	6,192	5,625	–	1,720	9,241	4,479	7	1,403	28,667

Future Costs	–	–	–	–	–	–	–	–

Transportation	(262)	(438)	–	(36)	(489)	(26)	(1)	(36)	(1,288)

Production	(2,644)	(1,538)	–	(1,031)	(1,397)	(1,540)	(1)	(248)	(8,399)

Development and Site Restoration	(1,517)	(1,406)	–	(832)	(613)	(547)	–	(52)	(4,967)

Future costs	(4,423)	(3,382)	–	(1,899)	(2,499)	(2,113)	(2)	(336)	(14,654)

Future Inflows before Income taxes	1,769	2,243	–	(179)	6,742	2,366	5	1,067	14,013

Future Income & Production revenue taxes	(104)	–	–	1,209	(2,803)	(715)	(1)	(379)	(2,793)

Net cash flows	1,665	2,243	–	1,030	3,939	1,651	4	688	11,220

Less 10% annual discount for estimated timing of cash flows	(462)	(816)	–	(736)	(1,386)	(342)	(1)	(165)	(3,908)

Discounted cash flows	1,203	1,427	–	294	2,553	1,309	3	523	7,312

2011

Future Cash Inflows	9,951	9,775	27,326	6,195	9,864	4,711		3,320	71,142

Future Costs

Transportation	(315)	(480)	(414)	(150)	(540)	–		(75)	(1,974)

Production	(3,576)	(1,984)	(14,327)	(2,811)	(1,207)	(1,526)		(479)	(25,910)

Development and Site Restoration	(1,490)	(2,336)	(6,491)	(1,276)	(805)	(779)		(364)	(13,541)

Future costs	(5,381)	(4,800)	(21,232)	(4,237)	(2,552)	(2,305)		(918)	(41,425)

Future Inflows before Income taxes	4,570	4,975	6,094	1,958	7,312	2,406		2,402	29,717

Future Income & Production revenue taxes	(809)	(358)	(4,447)	(342)	(3,061)	(784)		(764)	(10,565)

Net cash flows	3,761	4,617	1,647	1,616	4,251	1,622		1,638	19,152

Less 10% annual discount for estimated timing of cash flows	(1,516)	(2,144)	(236)	(318)	(1,551)	(365)		(448)	(6,578)

Discounted cash flows	2,245	2,473	1,411	1,298	2,700	1,257		1,190	12,574

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(4)

2013

Future Cash Inflows(1)	8,419	1,288	9,707

Future Costs

Transportation	(120)	(74)	(194)

Production	(5,390)	(236)	(5,626)

Development and Site Restoration	(3,205)	(204)	(3,409)

Future costs	(8,715)	(514)	(9,229)

Future Inflows before Income taxes	(296)	774	478

Future Income & Production revenue taxes	495	(178)	317

Net cash flows	199	596	795

Less 10% annual discount for estimated timing of cash flows	(75)	(135)	(210)

Discounted cash flows	124	461	585

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       9

December 31 ($ millions)	North Sea (TSEUK)	Other (Equion)	Total Company

2012

Future Cash Inflows(1)	11,305	1,662	12,967

Future Costs

Transportation	(200)	(58)	(258)

Production	(6,465)	(225)	(6,690)

Development and Site Restoration	(3,428)	(185)	(3,613)

Future costs	(10,092)	(468)	(10,561)

Future Inflows before Income taxes	1,212	1,193	2,406

Future Income & Production revenue taxes	(990)	(316)	(1,306)

Net cash flows	223	877	1,100

Less 10% annual discount for estimated timing of cash flows	78	(198)	(120)

Discounted cash flows	301	679	980

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
Other Southeast Asia includes Malaysia, Vietnam and Australia/Timor-Leste.

3)
Other refers to Algeria.

4)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

Principal Sources of Changes in Standardized Measure of Discounted Future Net Cash Flows

Year ended December 31 ($ millions)	2013	2012	2011

CONSOLIDATED ENTITIES(1)

Sales of oil & gas produced net of production costs	(3,038)	(4,165)	(5,776)

Net change in prices	1,328	(2,259)	8,351

Net change in transportation costs	45	(91)	62

Net changes in production costs	(23)	(654)	(2,755)

Net changes in future development & site restoration costs	(389)	(878)	(2,052)

Development costs incurred during year	911	2,018	1,560

Extensions, discoveries and improved recovery	1,194	(432)	2,132

Revisions of previous reserve estimates	46	(646)	513

Net purchases	2	2	1,039

Net sales of reserves in place	(38)	(3,066)	(75)

Accretion of discount	970	1,909	1,556

Net change in taxes	106	3,974	(1,847)

Other	(110)	(416)	(242)

Net change	1,004	(4,704)	2,466

10       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

Year ended December 31 ($ millions)	2013	2012

SHARE OF EQUITY INVESTEES(1)

Sales of oil & gas produced net of production costs	(347)	(373)

Net change in prices	(122)	61

Net change in transportation costs	(28)	–

Net changes in production costs	(467)	(15)

Net changes in future development & site restoration costs	(390)	(9)

Development costs incurred during year	546	158

Extensions, discoveries and improved recovery	92	237

Revisions of previous reserve estimates	(860)	4

Net purchases	65	–

Net sales of reserves in place	–	–

Accretion of discount	194	78

Net change in taxes	953	(28)

Other	(31)	309

Net change	(395)	422

1)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included under "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, 100% of Talisman's UK interests until December 17, 2012 are reported under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 is reported under "Share of Equity Investees".

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       11

Other Oil and Gas Information

Results of Operations from Oil and Gas Producing Activities

	North America(2)		North Sea		Southeast Asia(4)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2013

Net oil and gas revenue derived from proved reserves(1)	752	880	–	577	1,176	1,026	230	4,641

Less:

Production costs	305	252	–	292	171	361	31	1,412

Transportation	48	55	–	25	55	–	8	191

Exploration and dry hole expense	11	28	–	56	18	101	134	348

Depreciation, depletion, amortization, accretion and impairment expense	770	724	–	751	121	410	45	2,821

Tax expense (recovery)	(95)	(16)	–	(221)	389	109	64	230

Results of operations	(287)	(163)	–	(326)	422	45	(52)	(361)

			North Sea (TSEUK)				Other (Equión)	Total

SHARE OF EQUITY INVESTEES(6)

2013

Net oil and gas revenue derived from proved reserves(1)			718				357	1075

Less:

Production costs			648				47	695

Transportation			12				21	33

Exploration and dry hole expense			40				1	41

Depreciation, depletion, amortization, accretion and impairment expense			1,193				101	1294

Tax expense (recovery)			(748)				63	(685)

Results of operations			(427)				124	(303)

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(287)	(163)	(427)	(326)	422	45	72	(664)

12       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(2)		North Sea		Southeast Asia(4)
Year ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2012

Net oil and gas revenue derived from proved reserves(1)	755	654	2,009	912	1,157	1,033	220	6,740

Less:

Production costs	333	222	1,002	348	167	251	31	2,354

Transportation	34	58	28	41	52	1	7	221

Exploration and dry hole expense	39	12	11	80	28	142	272	584

Depreciation, depletion and amortization	909	610	611	2,166	96	326	315	5,033

Tax expense (recovery)	(130)	–	215	(1,429)	372	167	(1)	(806)

Results of operations	(430)	(248)	142	(294)	442	146	(404)	(646)

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(6)

2012

Net oil and gas revenue derived from proved reserves(1)			59				403	462

Less:

Production costs			33				56	89

Transportation			–				–	–

Exploration and dry hole expense			1				31	32

Depreciation, depletion, amortization, accretion and impairment expense			177				110	287

Tax expense (recovery)			(110)				68	(42)

Results of operations			(42)				138	96

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	(430)	(248)	100	(294)	442	146	(266)	(550)

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       13

	North America(2)		North Sea		Southeast Asia(4)
Year ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(3)	Indonesia	Other SEA	Other(5)	Total

CONSOLIDATED ENTITIES

2011

Net oil and gas revenue derived from proved reserves(1)	1,040	633	2,823	1,252	1,126	756	543	8,173

Less:

Production costs	328	121	921	367	146	226	72	2,181

Transportation	35	33	37	47	55	—	9	216

Exploration and dry hole expense	54	29	64	81	114	218	107	667

Depreciation, depletion and amortization	581	352	492	354	73	217	120	2,189

Tax expense (recovery)	12	38	847	329	365	100	91	1,782

Results of operations	30	60	462	74	373	(5)	144	1,138

Notes:

1)
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2)
The North America reporting segment includes operations in Canada and the US.

3)
The North Sea segment includes operations in Norway.

4)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia/Timor-Leste, and Papua New Guinea.

5)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

6)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

Capitalized Costs Relating to Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Proved properties	6,369	6,383	–	3,555	1,726	3,454	555	22,042

Unproved properties	905	675	–	289	19	698	579	3165

	7,274	7,058	–	3,844	1,745	4,152	1,134	25,207

Less:

Accumulated depreciation, depletion and amortization	4,381	2,324	–	3,020	702	2,161	290	12,878

Net capitalized costs	2,893	4,734	–	824	1,043	1,991	844	12,329

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Proved properties			5,597				855	6,452

Unproved properties			207				–	207

			5,804				855	6,659

Less:

Accumulated depreciation, depletion and amortization			4,067				293	4,360

Net capitalized costs			1,737				562	2,299

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	2,893	4734	1,737	824	1,043	1,991	1,406	14,628

14       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Proved properties	6,938	5,171		2,902	1,457	3,503	364	20,335

Unproved properties	1,194	1,006		1,970	196	336	1,061	5,763

	8,132	6,177	–	4,872	1,653	3,839	1,425	26,098

Less:
Accumulated depreciation, depletion and amortization	4,075	1,646		4,165	602	1,792	692	12,972

Net capitalized costs	4,057	4,531	–	707	1,051	2,047	733	13,126

			North Sea (TSEUK)				Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Proved properties			4,778				704	5,482

Unproved properties			197				0	197

			4,975				704	5,679

Less:

Accumulated depreciation, depletion and amortization			2,795				158	2,953

Net capitalized costs			2,180				546	2,726

TOTAL CONSOLIDATED ENTITIES AND SHARE OF EQUITY INVESTEES	4,057	4,531	2,180	707	1,051	2,047	1,279	15,852

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2011

Proved properties	7,037	3,798	8,730	3,890	1,415	3,110	1,323	29,303

Unproved properties	1,196	1,165	195	276	192	259	389	3,672

Incomplete wells and facilities	8	–	15	52	1	45	161	282

	8,241	4,963	8,940	4,218	1,608	3,414	1,873	33,257

Less:
Accumulated depreciation, depletion and amortization	3,660	1,040	4,806	2,012	577	1,463	476	14,034

Net capitalized costs	4,581	3,923	4,134	2,206	1,031	1,951	1,397	19,223

Notes:

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equion. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       15

Costs Incurred in Oil and Gas Activities

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2013

Property acquisition costs

Proved	6	–	–	–	–	105	–	111

Unproved	2	17	–	–	–	–	–	19

Exploration costs	99	26	–	88	27	162	238	640

Development costs	283	925	–	337	133	220	11	1,909

Asset retirement costs	12	(7)	–	310	(5)	(65)	6	251

Total costs incurred	402	961	–	735	155	422	255	2,930

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2013

Property acquisition costs

Proved	–	–	–

Unproved	–	–	–

Exploration costs	60	–	60

Development costs	491	118	609

Asset retirement costs	287	1	288

Total costs incurred	838	119	957

16       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

	North America(1)		North Sea		Southeast Asia(3)
Years ended December 31 ($ millions)	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2012

Property acquisition costs

Proved	–	2	–	–	–	19	–	21

Unproved	7	37	–	–	–	91	66	201

Exploration costs	191	11	53	79	32	117	351	834

Development costs	324	1,097	584	502	103	264	8	2,882

Asset retirement costs	81	53	152	156	3	78	34	557

Total costs incurred	603	1,200	788	737	138	569	459	4,494

	North Sea (TSEUK)	Other (Equion)	Total

SHARE OF EQUITY INVESTEES(5)

2012

Property acquisition costs

Proved			–

Unproved			–

Exploration costs	–		–

Development costs	24	97	121

Asset retirement costs	153	(1)	152

Total costs incurred	178	96	274

	North America(1)		North Sea		Southeast Asia(3)
	Canada	US	UK	North Sea (Norway)(2)	Indonesia	Other SEA	Other(4)	Total

CONSOLIDATED ENTITIES

2011

Property acquisition costs

Proved	3	208	–	15		11	570	807

Unproved	590	51	–	–		26	17	684

Exploration costs	93	14	52	116	105	349	248	977

Development costs	528	1,427	554	520	129	96	157	3,411

Asset retirement costs	177	35	34	95	13	3	(2)	355

Total costs incurred	1,391	1,735	640	746	247	485	990	6,234

Notes:

1)
The North America reporting segment includes operations in Canada and the US.

2)
The North Sea segment includes operations in Norway.

3)
The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam, Australia, and Papua New Guinea.

4)
The reporting segment entitled "Other" includes Colombia, Kurdistan Region of Iraq, Algeria as well as other international areas.

5)
Commencing January 1, 2013, TSEUK and Equion were accounted for using the equity method and are shown under "Share of Equity Investees" for 2013. For 2012, the equity method of accounting was retroactively applied to Equión. As such, Equion is included "Consolidated Entities" for 2011 and under "Share of Equity Investees" for 2012 and 2013. For 2012, UK figures reflect 100% of Talisman's UK interests until December 17, 2012 under "Consolidated Entities" and 51% of Talisman's equity interest in TSEUK from December 18 to December 31, 2012 under "Share of Equity Investees".

TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION       17

Advisories and Abbreviations

This references to reserves volumes in this Exhibit are to reserves volumes estimated in accordance with US disclosure standards.

Talisman's oil and gas reserves are evaluated internally. Talisman has obtained an exemption from Canadian securities regulators that exempts Talisman from the requirement under Canadian disclosure standards to have its reserves evaluated or audited by independent reserves evaluators. The reserves information in this Exhibit is provided pursuant to the requirements of the exemption. Please refer to Talisman's Annual Information Form under the heading "Internal Evaluation" for additional information.

Natural gas is converted to a barrel of oil equivalent (boe) at the ratio of six thousand cubic feet (mcf) to one barrel (bbl) of oil. Oil is converted to natural gas equivalent (mcfe) at the ratio of one bbl to six mcf of natural gas. The boe and mcfe measures may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl and an mcfe conversion ratio of one bbl to six mcfe are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalence at the wellhead.

bbl	barrel
bbls	barrels
bcf	billion cubic feet
boe	barrels of oil equivalent
C$	Canadian dollar
HH	Henry Hub
mcf	thousand cubic feet
mcfe	thousand cubic feet equivalent
mmbbls	million barrels
mmboe	million barrels of oil equivalent
UK	United Kingdom
US	United States of America
US$/$	United States dollar
WTI	West Texas Intermediate
£	Pound sterling

18       TALISMAN ENERGY 40-F SUPPLEMENTAL RESERVES INFORMATION

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  EXHIBIT 99.8